ANGLO AMERICAN

02055646

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

SUPPL

21 October, 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 - 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 10 October 2002 – Anglo American comments on SA Government Mining Charter.
- Press Release dated 16 October 2002 – Anglo American receives credit ratings from Moody's and Standard & Poor's.
- Notification of interests of directors and connected persons dated 06 September 2002, 10 September 2002; 24 September 2002; 01 October 2002; 08 October 2002 and 15 October 2002.
- Notification of Major Interests in Shares dated 06 September 2002 and 27 September 2002.
- Notification of interests of directors and connected persons dated 19 September 2002 and 2 October 2002.
- Notification of interests of directors and connected persons dated 02 October 2002; 03 October 2002; 17 October 2002 and 21 October 2002.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant

Enc - 5 copies

ANGLO AMERICAN

News Release

10 October 2002

ANGLO AMERICAN COMMENTS ON SA GOVERNMENT MINING CHARTER

Anglo American believes that the broad-based Socio-Economic Empowerment Charter for the South African mining industry released yesterday by the South African government is a practical approach to achieving transformation in a way that marries the requirements of international competitiveness and the interests of the existing investors in companies, with the commitment by all stakeholders to promote a more inclusive industry.

Anglo American supports the agreed vision of the charter which reads:

> "All the actions and commitments...are in the pursuit of a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefits to all South Africans. The goal of the empowerment charter is to create an industry that will proudly reflect the promise of a non-racial South Africa. "

Some of the ideas presented by Anglo American and the mining industry participants in the intensive debate since the controversial first draft of the charter was released have been incorporated in the agreed charter announced yesterday. The concept of a scorecard to measure empowerment progress is currently being considered. The proposed scorecard, which is still the subject of ongoing consultation between the mining industry and the SA government, is likely to incorporate both a broad range of measures, such as performance in procurement, training, employment equity, etc, as well as credit for past empowerment deals. Anglo American believes that such a scorecard would be a suitably facilitative instrument in achieving the 15% and 26% empowerment levels within five and ten years respectively, subject to available

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

finance. Anglo American will continue to strive for an outcome that is both realistic and achievable.

In commenting on the final draft charter, Tony Trahar, CEO, said, "Anglo American has established a sound foundation of achievement within the broad empowerment field and is making progress towards achieving the five year target of 15%. Subject to the availability of finance, the final ten year target of 26% HDSA ownership of the existing industry is also potentially attainable. Anglo American has been associated with in excess of $1.3bn of black economic empowerment deals in South Africa, comprising over $1bn in empowerment transactions and over $300 million on procurement from black-owned businesses."

In conclusion, Tony Trahar, stressed that it was vital for government and industry to work together to complete work on the scorecard and the important Money Bill in the near future in order to remove remaining investor uncertainties. It was imperative also that the Minerals Bill, the Charter, the Money Bill and the associated regulations all be implemented in an efficient and transparent manner in order to help rebuild investor confidence.

For further information:

Anglo American

London:

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 20 7698 8540	Tel: +44 20 7698 8619

Johannesburg:

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

10 October 2002

ANGLO AMERICAN COMMENTS ON SA GOVERNMENT MINING CHARTER

Anglo American believes that the broad-based Socio-Economic Empowerment Charter for the South African mining industry released yesterday by the South African government is a practical approach to achieving transformation in a way that marries the requirements of international competitiveness and the interests of the existing investors in companies, with the commitment by all stakeholders to promote a more inclusive industry.

Anglo American supports the agreed vision of the charter which reads:

> "All the actions and commitments...are in the pursuit of a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefits to all South Africans. The goal of the empowerment charter is to create an industry that will proudly reflect the promise of a non-racial South Africa. "

Some of the ideas presented by Anglo American and the mining industry participants in the intensive debate since the controversial first draft of the charter was released have been incorporated in the agreed charter announced yesterday. The concept of a scorecard to measure empowerment progress is currently being considered. The proposed scorecard, which is still the subject of ongoing consultation between the mining industry and the SA government, is likely to incorporate both a broad range of measures, such as performance in procurement, training, employment equity, etc, as well as credit for past empowerment deals. Anglo American believes that such a scorecard would be a suitably facilitative instrument in achieving the 15% and 26% empowerment levels within five and ten years respectively, subject to available

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

finance. Anglo American will continue to strive for an outcome that is both realistic and achievable.

In commenting on the final draft charter, Tony Trahar, CEO, said, "Anglo American has established a sound foundation of achievement within the broad empowerment field and is making progress towards achieving the five year target of 15%. Subject to the availability of finance, the final ten year target of 26% HDSA ownership of the existing industry is also potentially attainable. Anglo American has been associated with in excess of $1.3bn of black economic empowerment deals in South Africa, comprising over $1bn in empowerment transactions and over $300 million on procurement from black-owned businesses."

In conclusion, Tony Trahar, stressed that it was vital for government and industry to work together to complete work on the scorecard and the important Money Bill in the near future in order to remove remaining investor uncertainties. It was imperative also that the Minerals Bill, the Charter, the Money Bill and the associated regulations all be implemented in an efficient and transparent manner in order to help rebuild investor confidence.

For further information:

Anglo American

London:

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Johannesburg:

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

10 October 2002

ANGLO AMERICAN COMMENTS ON SA GOVERNMENT MINING CHARTER

Anglo American believes that the broad-based Socio-Economic Empowerment Charter for the South African mining industry released yesterday by the South African government is a practical approach to achieving transformation in a way that marries the requirements of international competitiveness and the interests of the existing investors in companies, with the commitment by all stakeholders to promote a more inclusive industry.

Anglo American supports the agreed vision of the charter which reads:

> "All the actions and commitments...are in the pursuit of a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefits to all South Africans. The goal of the empowerment charter is to create an industry that will proudly reflect the promise of a non-racial South Africa. "

Some of the ideas presented by Anglo American and the mining industry participants in the intensive debate since the controversial first draft of the charter was released have been incorporated in the agreed charter announced yesterday. The concept of a scorecard to measure empowerment progress is currently being considered. The proposed scorecard, which is still the subject of ongoing consultation between the mining industry and the SA government, is likely to incorporate both a broad range of measures, such as performance in procurement, training, employment equity, etc, as well as credit for past empowerment deals. Anglo American believes that such a scorecard would be a suitably facilitative instrument in achieving the 15% and 26% empowerment levels within five and ten years respectively, subject to available

finance. Anglo American will continue to strive for an outcome that is both realistic and achievable.

In commenting on the final draft charter, Tony Trahar, CEO, said, "Anglo American has established a sound foundation of achievement within the broad empowerment field and is making progress towards achieving the five year target of 15%. Subject to the availability of finance, the final ten year target of 26% HDSA ownership of the existing industry is also potentially attainable. Anglo American has been associated with in excess of $1.3bn of black economic empowerment deals in South Africa, comprising over $1bn in empowerment transactions and over $300 million on procurement from black-owned businesses."

In conclusion, Tony Trahar, stressed that it was vital for government and industry to work together to complete work on the scorecard and the important Money Bill in the near future in order to remove remaining investor uncertainties. It was imperative also that the Minerals Bill, the Charter, the Money Bill and the associated regulations all be implemented in an efficient and transparent manner in order to help rebuild investor confidence.

For further information:

Anglo American

London:

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Johannesburg:

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

10 October 2002

ANGLO AMERICAN COMMENTS ON SA GOVERNMENT MINING CHARTER

Anglo American believes that the broad-based Socio-Economic Empowerment Charter for the South African mining industry released yesterday by the South African government is a practical approach to achieving transformation in a way that marries the requirements of international competitiveness and the interests of the existing investors in companies, with the commitment by all stakeholders to promote a more inclusive industry.

Anglo American supports the agreed vision of the charter which reads:

> "All the actions and commitments...are in the pursuit of a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefits to all South Africans. The goal of the empowerment charter is to create an industry that will proudly reflect the promise of a non-racial South Africa. "

Some of the ideas presented by Anglo American and the mining industry participants in the intensive debate since the controversial first draft of the charter was released have been incorporated in the agreed charter announced yesterday. The concept of a scorecard to measure empowerment progress is currently being considered. The proposed scorecard, which is still the subject of ongoing consultation between the mining industry and the SA government, is likely to incorporate both a broad range of measures, such as performance in procurement, training, employment equity, etc, as well as credit for past empowerment deals. Anglo American believes that such a scorecard would be a suitably facilitative instrument in achieving the 15% and 26% empowerment levels within five and ten years respectively, subject to available

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

finance. Anglo American will continue to strive for an outcome that is both realistic and achievable.

In commenting on the final draft charter, Tony Trahar, CEO, said, "Anglo American has established a sound foundation of achievement within the broad empowerment field and is making progress towards achieving the five year target of 15%. Subject to the availability of finance, the final ten year target of 26% HDSA ownership of the existing industry is also potentially attainable. Anglo American has been associated with in excess of $1.3bn of black economic empowerment deals in South Africa, comprising over $1bn in empowerment transactions and over $300 million on procurement from black-owned businesses."

In conclusion, Tony Trahar, stressed that it was vital for government and industry to work together to complete work on the scorecard and the important Money Bill in the near future in order to remove remaining investor uncertainties. It was imperative also that the Minerals Bill, the Charter, the Money Bill and the associated regulations all be implemented in an efficient and transparent manner in order to help rebuild investor confidence.

For further information:

Anglo American

London:

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 20 7698 8540	Tel: +44 20 7698 8619

Johannesburg:

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

ANGLO
AMERICAN

News Release

10 October 2002

ANGLO AMERICAN COMMENTS ON SA GOVERNMENT MINING CHARTER

Anglo American believes that the broad-based Socio-Economic Empowerment Charter for the South African mining industry released yesterday by the South African government is a practical approach to achieving transformation in a way that marries the requirements of international competitiveness and the interests of the existing investors in companies, with the commitment by all stakeholders to promote a more inclusive industry.

Anglo American supports the agreed vision of the charter which reads:

> "All the actions and commitments...are in the pursuit of a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa's people and offers real benefits to all South Africans. The goal of the empowerment charter is to create an industry that will proudly reflect the promise of a non-racial South Africa. "

Some of the ideas presented by Anglo American and the mining industry participants in the intensive debate since the controversial first draft of the charter was released have been incorporated in the agreed charter announced yesterday. The concept of a scorecard to measure empowerment progress is currently being considered. The proposed scorecard, which is still the subject of ongoing consultation between the mining industry and the SA government, is likely to incorporate both a broad range of measures, such as performance in procurement, training, employment equity, etc, as well as credit for past empowerment deals. Anglo American believes that such a scorecard would be a suitably facilitative instrument in achieving the 15% and 26% empowerment levels within five and ten years respectively, subject to available

finance. Anglo American will continue to strive for an outcome that is both realistic and achievable.

In commenting on the final draft charter, Tony Trahar, CEO, said, "Anglo American has established a sound foundation of achievement within the broad empowerment field and is making progress towards achieving the five year target of 15%. Subject to the availability of finance, the final ten year target of 26% HDSA ownership of the existing industry is also potentially attainable. Anglo American has been associated with in excess of $1.3bn of black economic empowerment deals in South Africa, comprising over $1bn in empowerment transactions and over $300 million on procurement from black-owned businesses."

In conclusion, Tony Trahar, stressed that it was vital for government and industry to work together to complete work on the scorecard and the important Money Bill in the near future in order to remove remaining investor uncertainties. It was imperative also that the Minerals Bill, the Charter, the Money Bill and the associated regulations all be implemented in an efficient and transparent manner in order to help rebuild investor confidence.

For further information:

Anglo American

London:

Investor Relations
Nick von Schirnding
Tel: +44 20 7698 8540

Media Relations
Kate Aindow
Tel: +44 20 7698 8619

Johannesburg:

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

16 October 2002

Anglo American receives credit ratings from Moody's and Standard & Poor's

Anglo American plc ("Anglo American") is pleased to announce that it has received credit ratings of A3 (long term) and Prime-2 (short term) from Moody's Investor Service and A- (long term) and A-2 (short term) from Standard & Poor's.

Referring to the new ratings, Tony Trahar, Chief Executive, commented, "These ratings reflect the global leading positions of our businesses, the successfully managed and diversified portfolio of assets, consistent earnings profile and strong balance sheet. The successful attainment of these ratings further strengthens Anglo American's position as a global natural resources company."

Anglo American was solely advised throughout the rating process by UBS Warburg.

End

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

16 October 2002

Anglo American receives credit ratings from Moody's and Standard & Poor's

Anglo American plc ("Anglo American") is pleased to announce that it has received credit ratings of A3 (long term) and Prime-2 (short term) from Moody's Investor Service and A- (long term) and A-2 (short term) from Standard & Poor's.

Referring to the new ratings, Tony Trahar, Chief Executive, commented, "These ratings reflect the global leading positions of our businesses, the successfully managed and diversified portfolio of assets, consistent earnings profile and strong balance sheet. The successful attainment of these ratings further strengthens Anglo American's position as a global natural resources company."

Anglo American was solely advised throughout the rating process by UBS Warburg.

End

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

16 October 2002

Anglo American receives credit ratings from Moody's and Standard & Poor's

Anglo American plc ("Anglo American") is pleased to announce that it has received credit ratings of A3 (long term) and Prime-2 (short term) from Moody's Investor Service and A- (long term) and A-2 (short term) from Standard & Poor's.

Referring to the new ratings, Tony Trahar, Chief Executive, commented, "These ratings reflect the global leading positions of our businesses, the successfully managed and diversified portfolio of assets, consistent earnings profile and strong balance sheet. The successful attainment of these ratings further strengthens Anglo American's position as a global natural resources company."

Anglo American was solely advised throughout the rating process by UBS Warburg.

End

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

16 October 2002

Anglo American receives credit ratings from Moody's and Standard & Poor's

Anglo American plc ("Anglo American") is pleased to announce that it has received credit ratings of A3 (long term) and Prime-2 (short term) from Moody's Investor Service and A- (long term) and A-2 (short term) from Standard & Poor's.

Referring to the new ratings, Tony Trahar, Chief Executive, commented, "These ratings reflect the global leading positions of our businesses, the successfully managed and diversified portfolio of assets, consistent earnings profile and strong balance sheet. The successful attainment of these ratings further strengthens Anglo American's position as a global natural resources company."

Anglo American was solely advised throughout the rating process by UBS Warburg.

End

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

16 October 2002

Anglo American receives credit ratings from Moody's and Standard & Poor's

Anglo American plc ("Anglo American") is pleased to announce that it has received credit ratings of A3 (long term) and Prime-2 (short term) from Moody's Investor Service and A- (long term) and A-2 (short term) from Standard & Poor's.

Referring to the new ratings, Tony Trahar, Chief Executive, commented, "These ratings reflect the global leading positions of our businesses, the successfully managed and diversified portfolio of assets, consistent earnings profile and strong balance sheet. The successful attainment of these ratings further strengthens Anglo American's position as a global natural resources company."

Anglo American was solely advised throughout the rating process by UBS Warburg.

End

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

16 October 2002

Anglo American receives credit ratings from Moody's and Standard & Poor's

Anglo American plc ("Anglo American") is pleased to announce that it has received credit ratings of A3 (long term) and Prime-2 (short term) from Moody's Investor Service and A- (long term) and A-2 (short term) from Standard & Poor's.

Referring to the new ratings, Tony Trahar, Chief Executive, commented, "These ratings reflect the global leading positions of our businesses, the successfully managed and diversified portfolio of assets, consistent earnings profile and strong balance sheet. The successful attainment of these ratings further strengthens Anglo American's position as a global natural resources company."

Anglo American was solely advised throughout the rating process by UBS Warburg.

End

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Directors Shareholding. AVS No: 675328
RNS No: 87904

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 42,868 ordinary shares of US$0.50 each ("ordinary shares") and 2,402 ordinary shares in the Company to the QUEST, the undermentioned directors technically became interested on 2 September 2002 and 4 September 2002 respectively in the said shares by virtue of them being potential beneficiaries under the QUEST.

   B E Davison
   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. Each of the abovementioned Directors technically ceased to be interested on 2 September 2002 in 42,868 ordinary shares and on 4 September 2002 in 2,402 ordinary shares in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
6 September 2002

Directors Shareholding. AVS No: 675328
RNS No: 87904

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 42,868 ordinary shares of US$0.50 each ("ordinary shares") and 2,402 ordinary shares in the Company to the QUEST, the undermentioned directors technically became interested on 2 September 2002 and 4 September 2002 respectively in the said shares by virtue of them being potential beneficiaries under the QUEST.

   B E Davison
   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. Each of the abovementioned Directors technically ceased to be interested on 2 September 2002 in 42,868 ordinary shares and on 4 September 2002 in 2,402 ordinary shares in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
6 September 2002

Directors Shareholding.

AVS No: 675328
RNS No: 87904

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 42,868 ordinary shares of US$0.50 each ("ordinary shares") and 2,402 ordinary shares in the Company to the QUEST, the undermentioned directors technically became interested on 2 September 2002 and 4 September 2002 respectively in the said shares by virtue of them being potential beneficiaries under the QUEST.

   B E Davison
   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. Each of the abovementioned Directors technically ceased to be interested on 2 September 2002 in 42,868 ordinary shares and on 4 September 2002 in 2,402 ordinary shares in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
6 September 2002

Directors Shareholding. AVS No: 675328
RNS No: 87904

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 42,868 ordinary shares of US$0.50 each ("ordinary shares") and 2,402 ordinary shares in the Company to the QUEST, the undermentioned directors technically became interested on 2 September 2002 and 4 September 2002 respectively in the said shares by virtue of them being potential beneficiaries under the QUEST.

   B E Davison
   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. Each of the abovementioned Directors technically ceased to be interested on 2 September 2002 in 42,868 ordinary shares and on 4 September 2002 in 2,402 ordinary shares in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
6 September 2002

Directors Shareholding. AVS No: 675328
RNS No: 87904

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 42,868 ordinary shares of US$0.50 each ("ordinary shares") and 2,402 ordinary shares in the Company to the QUEST, the undermentioned directors technically became interested on 2 September 2002 and 4 September 2002 respectively in the said shares by virtue of them being potential beneficiaries under the QUEST.

   B E Davison
   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. Each of the abovementioned Directors technically ceased to be interested on 2 September 2002 in 42,868 ordinary shares and on 4 September 2002 in 2,402 ordinary shares in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
6 September 2002

AVS No: 26894[illegible]
RNS No: 0098B.

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 20,125 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 10 September 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   B E Davison
   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 10 September 2002 that each of the Directors technically ceased to be interested on 10 September 2002 in 20,125 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
10 September 2002

AVS No: 268943
RNS No: 0098B

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 20,125 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 10 September 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   B E Davison
   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 10 September 2002 that each of the Directors technically ceased to be interested on 10 September 2002 in 20,125 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
10 September 2002

AVS No: 268945
RNS No: 0098B.

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 20,125 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 10 September 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   B E Davison
   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 10 September 2002 that each of the Directors technically ceased to be interested on 10 September 2002 in 20,125 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
10 September 2002

AVS No: 268943
RNS No: 0098B.

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 20,125 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 10 September 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   B E Davison
   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 10 September 2002 that each of the Directors technically ceased to be interested on 10 September 2002 in 20,125 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
10 September 2002

AVS NO: 268945
RNS NO: 0098B.

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 20,125 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 10 September 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   B E Davison
   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 10 September 2002 that each of the Directors technically ceased to be interested on 10 September 2002 in 20,125 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
10 September 2002

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 13,925 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 1 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 1 October 2002 that each of the Directors technically ceased to be interested on that day in 13,925 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
1 October 2002

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 13,925 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 1 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 1 October 2002 that each of the Directors technically ceased to be interested on that day in 13,925 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
1 October 2002

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 13,925 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 1 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 1 October 2002 that each of the Directors technically ceased to be interested on that day in 13,925 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
1 October 2002

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 13,925 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 1 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 1 October 2002 that each of the Directors technically ceased to be interested on that day in 13,925 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
1 October 2002

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 13,925 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 1 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 1 October 2002 that each of the Directors technically ceased to be interested on that day in 13,925 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
1 October 2002

AVS No: 503561
RNS No: 5958B

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,697 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 24 September 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 24 September 2002 that each of the Directors technically ceased to be interested on 24 September 2002 in 2,697 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
24 September 2002

cc: AWL
NVS.

ARS No: 503561
RNS No: 5958B

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,697 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 24 September 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 24 September 2002 that each of the Directors technically ceased to be interested on 24 September 2002 in 2,697 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
24 September 2002

cc: AWL
NVs.

AVS No: 503561
RNS No: 5958B

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,697 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 24 September 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 24 September 2002 that each of the Directors technically ceased to be interested on 24 September 2002 in 2,697 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
24 September 2002

cc: AWL
NVs.

ARS No: 503561
RNS No: 5958B

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,697 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 24 September 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 24 September 2002 that each of the Directors technically ceased to be interested on 24 September 2002 in 2,697 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
24 September 2002

CC: AWL
NVS.

AVS No: 50356
RNS No: 59588

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,697 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 24 September 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 24 September 2002 that each of the Directors technically ceased to be interested on 24 September 2002 in 2,697 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
24 September 2002

CC: AWL
NVs.

SEC.

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 38,662 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 8 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea

   W A Nairn

   J Ogilvie Thompson

   A J Trahar

2. The Company became aware on 8 October 2002 that each of the Directors technically ceased to be interested on that day in 38,662 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie

Companies Secretary

8 October 2002

CC: AWL
NVS
NJ

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 38,662 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 8 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea

   W A Nairn

   J Ogilvie Thompson

   A J Trahar

2. The Company became aware on 8 October 2002 that each of the Directors technically ceased to be interested on that day in 38,662 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie

Companies Secretary

8 October 2002

CC: AWL
NVS
NJ

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 38,662 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 8 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea

   W A Nairn

   J Ogilvie Thompson

   A J Trahar

2. The Company became aware on 8 October 2002 that each of the Directors technically ceased to be interested on that day in 38,662 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie

Companies Secretary

8 October 2002

CC: AWL
NVS
NJ

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 38,662 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 8 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea

   W A Nairn

   J Ogilvie Thompson

   A J Trahar

2. The Company became aware on 8 October 2002 that each of the Directors technically ceased to be interested on that day in 38,662 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie

Companies Secretary

8 October 2002

CC: AWL
NVS
NJ

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 38,662 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 8 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea

   W A Nairn

   J Ogilvie Thompson

   A J Trahar

2. The Company became aware on 8 October 2002 that each of the Directors technically ceased to be interested on that day in 38,662 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie

Companies Secretary

8 October 2002

CC: AWL
NVS
NJ

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 5,120 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 15 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 15 October 2002 that each of the Directors technically ceased to be interested on that day in 5,120 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
15 October 2002

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 5,120 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 15 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 15 October 2002 that each of the Directors technically ceased to be interested on that day in 5,120 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
15 October 2002

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 5,120 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 15 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 15 October 2002 that each of the Directors technically ceased to be interested on that day in 5,120 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
15 October 2002

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 5,120 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 15 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 15 October 2002 that each of the Directors technically ceased to be interested on that day in 5,120 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
15 October 2002

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 5,120 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 15 October 2002 in the said shares by virtue of them being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   J Ogilvie Thompson
   A J Trahar

2. The Company became aware on 15 October 2002 that each of the Directors technically ceased to be interested on that day in 5,120 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

A J Guthrie
Companies Secretary
15 October 2002

Anglo American plc

(incorporated in England and Wales)

Registered Number: 3564138

Notifications concerning changes to interests pursuant to Section 324(2) of the Companies Act 1985 ("the Act") in ordinary shares ("Ordinary Shares") of US$0.50c in the capital of Anglo American plc ("the Company")

We received on 6 September 2002 notice, pursuant to Section 324(2) of the Act, that, as a result of a transaction undertaken on 19 June 2002 (of which Mr Oppenheimer became aware on 5 September 2002), the indirect economic interest of Mr NF Oppenheimer (being an interest in 33.33% of a trust in which the wife of Mr Oppenheimer has an interest) in 43,840 Ordinary Shares of US$0.50 each came to an end.

End

06 September 2002

Anglo American plc

(incorporated in England and Wales)

Registered Number: 3564138

Notifications concerning changes to interests pursuant to Section 324(2) of the Companies Act 1985 ("the Act") in ordinary shares ("Ordinary Shares") of US$0.50c in the capital of Anglo American plc ("the Company")

We received on 6 September 2002 notice, pursuant to Section 324(2) of the Act, that, as a result of a transaction undertaken on 19 June 2002 (of which Mr Oppenheimer became aware on 5 September 2002), the indirect economic interest of Mr NF Oppenheimer (being an interest in 33.33% of a trust in which the wife of Mr Oppenheimer has an interest) in 43,840 Ordinary Shares of US$0.50 each came to an end.

End

06 September 2002

Anglo American plc

(incorporated in England and Wales)

Registered Number: 3564138

Notifications concerning changes to interests pursuant to Section 324(2) of the Companies Act 1985 ("the Act") in ordinary shares ("Ordinary Shares") of US$0.50c in the capital of Anglo American plc ("the Company")

We received on 6 September 2002 notice, pursuant to Section 324(2) of the Act, that, as a result of a transaction undertaken on 19 June 2002 (of which Mr Oppenheimer became aware on 5 September 2002), the indirect economic interest of Mr NF Oppenheimer (being an interest in 33.33% of a trust in which the wife of Mr Oppenheimer has an interest) in 43,840 Ordinary Shares of US$0.50 each came to an end.

End

06 September 2002

Anglo American plc

(incorporated in England and Wales)

Registered Number: 3564138

Notifications concerning changes to interests pursuant to Section 324(2) of the Companies Act 1985 ("the Act") in ordinary shares ("Ordinary Shares") of US$0.50c in the capital of Anglo American plc ("the Company")

We received on 6 September 2002 notice, pursuant to Section 324(2) of the Act, that, as a result of a transaction undertaken on 19 June 2002 (of which Mr Oppenheimer became aware on 5 September 2002), the indirect economic interest of Mr NF Oppenheimer (being an interest in 33.33% of a trust in which the wife of Mr Oppenheimer has an interest) in 43,840 Ordinary Shares of US$0.50 each came to an end.

End

06 September 2002

Anglo American plc

(incorporated in England and Wales)

Registered Number: 3564138

Notifications concerning changes to interests pursuant to Section 324(2) of the Companies Act 1985 ("the Act") in ordinary shares ("Ordinary Shares") of US$0.50c in the capital of Anglo American plc ("the Company")

We received on 6 September 2002 notice, pursuant to Section 324(2) of the Act, that, as a result of a transaction undertaken on 19 June 2002 (of which Mr Oppenheimer became aware on 5 September 2002), the indirect economic interest of Mr NF Oppenheimer (being an interest in 33.33% of a trust in which the wife of Mr Oppenheimer has an interest) in 43,840 Ordinary Shares of US$0.50 each came to an end.

End

06 September 2002

Notification of interest in ordinary shares of UD$0.50 each in the capital of Anglo American plc (the "Company") pursuant to Part VI of the Companies Act 1985 (as amended)

We received notification today that as at 25 September 2002 Cater Allen International Limited ceased to have a notifiable interest in the shares of the Company.

End

27 September 2002

Notification of interest in ordinary shares of UD$0.50 each in the capital of Anglo American plc (the "Company") pursuant to Part VI of the Companies Act 1985 (as amended)

We received notification today that as at 25 September 2002 Cater Allen International Limited ceased to have a notifiable interest in the shares of the Company.

End

27 September 2002

Notification of interest in ordinary shares of UD$0.50 each in the capital of Anglo American plc (the "Company") pursuant to Part VI of the Companies Act 1985 (as amended)

We received notification today that as at 25 September 2002 Cater Allen International Limited ceased to have a notifiable interest in the shares of the Company.

End

27 September 2002

Notification of interest in ordinary shares of UD$0.50 each in the capital of Anglo American plc (the "Company") pursuant to Part VI of the Companies Act 1985 (as amended)

We received notification today that as at 25 September 2002 Cater Allen International Limited ceased to have a notifiable interest in the shares of the Company.

End

27 September 2002

Notification of interest in ordinary shares of UD$0.50 each in the capital of Anglo American plc (the "Company") pursuant to Part VI of the Companies Act 1985 (as amended)

We received notification today that as at 25 September 2002 Cater Allen International Limited ceased to have a notifiable interest in the shares of the Company.

End

27 September 2002

Anglo American plc

(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,980 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 July to 30 September 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie

Companies Secretary

2 October 2002

END.

Anglo American plc

(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,980 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 July to 30 September 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie

Companies Secretary

2 October 2002

END.

Anglo American plc

(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,980 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 July to 30 September 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie

Companies Secretary

2 October 2002

END.

Anglo American plc

(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,980 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 July to 30 September 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie

Companies Secretary

2 October 2002

END.

Anglo American plc

(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,980 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 July to 30 September 2002.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie

Companies Secretary

2 October 2002

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 77,800 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 8,600 Ordinary Shares of US$0.50 each under The Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 71,249 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

19 September 2002

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 77,800 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 8,600 Ordinary Shares of US$0.50 each under The Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 71,249 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

19 September 2002

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 77,800 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 8,600 Ordinary Shares of US$0.50 each under The Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 71,249 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

19 September 2002

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 77,800 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 8,600 Ordinary Shares of US$0.50 each under The Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 71,249 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

19 September 2002

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 77,800 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 8,600 Ordinary Shares of US$0.50 each under The Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 71,249 Ordinary Shares of US$0.50 each under The Anglo American plc SAYE scheme

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

A J Guthrie
Companies Secretary

19 September 2002

END.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Zeban Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

320 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£7.91

13) Date of transaction

1 October 2002

14) Date company informed

3 October 2002

15) Total holding following this notification

9,569

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 October 2002.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

656 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£7.91

13) Date of transaction

1 October 2002

14) Date company informed

3 October 2002

15) Total holding following this notification

3,874

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 October 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

1,059 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£7.91

13) Date of transaction

1 October 2002

14) Date company informed

3 October 2002

15) Total holding following this notification

1,059

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 October 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

977 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£7.91

13) Date of transaction

1 October 2002

14) Date company informed

3 October 2002

15) Total holding following this notification

4,467

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 October 2002.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

153 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£7.91

13) Date of transaction

1 October 2002

14) Date company informed

3 October 2002

15) Total holding following this notification

153

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 October 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark and Lady Moody-Stuart

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

See 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

12,500 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

1,250 ordinary shares - £7.425
11,250 ordinary shares - £8.415

13) Date of transaction

1,250 ordinary shares - 25 September 2002
11,250 ordinary shares - 3 October 2002

14) Date company informed

3 October 2002

15) Total holding following this notification

12,653

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares purchased on behalf of The Mark Moody-Stuart Family Trust

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...3 October 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

40 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£8.145

13) Date of transaction

11 October 2002

14) Date company informed

16 October 2002

15) Total holding following this notification

4,507

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...17 October 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

40 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£8.145

13) Date of transaction

11 October 2002

14) Date company informed

16 October 2002

15) Total holding following this notification

4,507

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...17 October 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

40 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£8.145

13) Date of transaction

11 October 2002

14) Date company informed

16 October 2002

15) Total holding following this notification

4,507

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...17 October 2002..............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

40 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£8.145

13) Date of transaction

11 October 2002

14) Date company informed

16 October 2002

15) Total holding following this notification

4,507

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...17 October 2002.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

40 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£8.145

13) Date of transaction

11 October 2002

14) Date company informed

16 October 2002

15) Total holding following this notification

4,507

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...17 October 2002..............................

AVS NO: 512494
RNS NO: 7530C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr David Challen

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D & Mrs E Challen

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Directors spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,000 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

CC: AWL
NVS
NJ

12) Price per share

£8.765

13) Date of transaction

21 October 2002

14) Date company informed

21 October 2002

15) Total holding following this notification

2,000

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...21 October 2002..............................

AUS NO: 512494
RNS NO: 7530C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr David Challen

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D & Mrs E Challen

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Directors spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,000 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

CC: AWL
NVS
NJ

12) Price per share

£8.765

13) Date of transaction

21 October 2002

14) Date company informed

21 October 2002

15) Total holding following this notification

2,000

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...21 October 2002..............................

AUS NO: 512494
RNS NO: 7530C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr David Challen

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D & Mrs E Challen

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Directors spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,000 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£8.765

CC: AWJL
NVS
NJ

13) *Date of transaction*

21 October 2002

14) Date company informed

21 October 2002

15) Total holding following this notification

2,000

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...21 October 2002...............................

AUS NO: 512494
RNS NO: 7530C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr David Challen

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D & Mrs E Challen

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Directors spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,000 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

CC: AWL
NVS
NJ

12) Price per share

£8.765

13) Date of transaction

21 October 2002

14) Date company informed

21 October 2002

15) Total holding following this notification

2,000

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...21 October 2002..............................

AVS NO: 512494
RNS NO: 7530C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr David Challen

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D & Mrs E Challen

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Directors spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,000 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

CC: AWL
NvS
NJ

12) Price per share

£8.765

13) Date of transaction

21 October 2002

14) Date company informed

21 October 2002

15) Total holding following this notification

2,000

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

020 7698 8752

25) Name and signature of authorised company official responsible for making this notification
A J Guthrie

Date of Notification...21 October 2002..............................